UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                           EFI Electronics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268428-20-8
                                   -----------

                                 (CUSIP Number)

                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                            Telephone: (801) 532-7840
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 28, 1999
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 1     Names of Reporting Persons.
       I.R.S. Identification Nos. of above person (entities only).

       Gaylord K. Swim
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group                  (a) [ ]
       (See Instructions)                                                (b) [ ]
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       AF
--------------------------------------------------------------------------------
 5     Check if Disclosure of Legal  Proceedings  Is Required  Pursuant to Items
       2(d) or 2(e)                                                          [ ]
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
                7      Sole Voting Power

                       529,734
                ----------------------------------------------------------------
   Number of
     Shares
  Beneficially
   Owned by
      Each
   Reporting
     Person
      With
                8      Shared Voting Power

                       844,191  (includes  20,000  shares  underlying  currently
                       exercisable warrants)
                ----------------------------------------------------------------
                9      Sole Dispositive Power

                       529,734
                ----------------------------------------------------------------
                10     Shared Dispositive Power

                       844,191 (includes 20,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,373,925 (includes 20,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12     Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
       Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       24.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

 1     Names of Reporting Persons.
       I.R.S. Identification Nos. of above person (entities only).

       Greenwood Management Corporation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group                  (a) [ ]
       (See Instructions)                                                (b) [ ]
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       AF
--------------------------------------------------------------------------------
 5     Check if Disclosure of Legal  Proceedings  Is Required  Pursuant to Items
       2(d) or 2(e)                                                          [ ]
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       Utah
--------------------------------------------------------------------------------
                7      Sole Voting Power

                       0
                ----------------------------------------------------------------
   Number of
     Shares
  Beneficially
   Owned by
      Each
   Reporting
     Person
      With
                8      Shared Voting Power

                       824,191  (includes  20,000  shares  underlying  currently
                       exercisable warrants)
                ----------------------------------------------------------------
                9      Sole Dispositive Power

                       0
                ----------------------------------------------------------------
                10     Shared Dispositive Power

                       824,191 (includes 20,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       824,191    (includes  20,000  shares  underlying  currently   exercisable
       warrants)
--------------------------------------------------------------------------------
12     Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
       Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       14.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 7, 1996 and Amendment No. 1 thereto filed on October 2, 1997.

Item 1.           Security and Issuer

                  No change.

Item 2.           Identity and Background

                  No change.

Item 3.           Source and Amount of Funds or Other Consideration

                  On January 28, 1999, Greenwood II Ltd., a Utah limited partnership ("Greenwood II") purchased a total of 8,600 shares of the Common Stock at prices ranging from $.9375 to $1.00. The Gaylord K. Swim Family Living Trust, of which Gaylord K. Swim ("Swim") is a trustee, is the sole limited partner of Greenwood II with a 99% beneficial interest. Greenwood Management Corporation ("Greenwood") is the general partnerof Greenwood II and holds a 1% interest.

                  The following information is provided in response to General Instruction C: This item is not applicable to the officers, directors and controlling shareholder of Greenwood because none of the shares purchased in the foregoing-described transaction were purchased by such officers, directors or controlling shareholder.

Item 4.           Purpose of Transaction

                  The shares purchased by Greenwood II were acquired for investment purposes.

                  Swim and Greenwood reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Swim and Greenwood presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

                  The following information is provided in response to General Instruction C: This item is not applicable to the officers, directors and controlling shareholder of Greenwood because none of the shares purchased in the foregoing-described transaction were purchased by such officers, directors or shareholder. The officers, directors and controlling shareholder of Greenwood reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. The officers, directors and controlling shareholder of Greenwood presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of
         Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) The aggregate number of shares of the Common Stock beneficially owned by Swim is 1,373,925 shares, which represents 24.6% of the outstanding shares of the Issuer. The aggregate number of shares of the Common Stock beneficially owned by Greenwood is 824,191 shares, which represents 14.7% of the outstanding shares of the Issuer. The following information is provided in response to General Instruction C: The only officer, director or shareholder of Greenwood who owns shares of the Common Stock is The Katherine Merrill Swim Family Living Trust, which owns 100,000 shares of the Common Stock.

     (b) Swim has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 529,734 shares of the Common Stock, of which (i) 505,567 shares are held by Swim as trustee of the Gaylord K. Swim Trust, as to which Swim has sole investment and voting power as trustee and (ii) 24,167 shares are held by Swim Financial Corporation, of which Swim is an executive officer, director and majority owner. Swim also is a trustee of a charitable trust that owns 20,000 shares of the Common Stock. Swim disclaims beneficial ownership of such shares, but has shared voting power with respect to such shares. In addition, Swim, as the trustee of the sole limited partner of Greenwood II and as investment advisor to both Greenwood II and Greenwood, shares with Greenwood dispositive power with respect to the 824,191 shares of the Common Stock held by Greenwood II which includes currently exercisable warrants to purchase 20,000 shares of the Common Stock, which warrants were issued in the name of Greenwood II. By virtue of his family relationship with Katherine M. Swim, an officer, director and trustee of the controlling shareholder of Greenwood, Swim may be deemed to share the voting power with Greenwood with respect to such shares.

                           The following information is provided in response to General Instruction C: Katherine M. Swim, as the sole trustee of The Katherine M. Swim Family Living Trust (a revocable trust), has sole dispositive power and sole voting power with respect to 100,000 shares of the Common Stock owned by The Katherine M. Swim Family Living Trust, which is the controlling shareholder of Greenwood.

                  (c)      See Item 3 above.

                  (d)      No change.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  No change.

Item 7.           Material to Be Filed as Exhibits

                  Attached hereto as Exhibit A is a copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         2/18/99                             /s/ GAYLORD K. SWIM
         -------                             -------------------
          Date                                   Gaylord K. Swim


                                             GREENWOOD MANAGEMENT CORPORATION
                                             a Utah corporation

         2/18/99                             By: /s/ KATHERINE M. SWIM
         -------                             -------------------------
          Date                                       Katherine M. Swim, Pres.

                                INDEX TO EXHIBITS

         Exhibit                                     Description
         -------                                     -----------
         A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934

                                    AGREEMENT

         The undersigned agree that this Amendment No. 2 to Schedule 13D of Gaylord K. Swim and Greenwood Management Corporation relating to shares of common stock of EFI Electronics Corporation shall be filed on behalf of the undersigned.

By: /s/ GAYLORD K. SWIM
-----------------------
        Gaylord K. Swim

GREENWOOD MANAGEMENT
CORPORATION, a Utah corporation


By: /s/ KATHERINE M. SWIM
-------------------------
        Katherine M. Swim, President